Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004 and 2003

and for the years ended

December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of MBIA Insurance Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholder’s equity and cash flows present fairly, in all material respects, the financial position of MBIA Insurance Corporation and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated the accompanying financial statements for the years ended December 31, 2004, 2003 and 2002.

/s/ PricewaterhouseCoopers LLP

New York, NY

March 16, 2005, except for Notes 2, 6, 7, 8, 10, 11, 14, 15, 16 and 19, as to which the date is November 14, 2005.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except per share amounts)

	December 31, 2004	December 31, 2003
	(Restated)	(Restated)
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $7,572,892 and $7,615,494)	$8,059,329	$8,136,740
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $483,842 and $365,205)	489,759	376,211
Investments held-to-maturity, at amortized cost	600,000	2,065,209
Short-term investments, at amortized cost (which approximates fair value)	979,464	906,883
Other investments	185,037	252,098

Total investments	10,313,589	11,737,141
Cash and cash equivalents	182,347	98,019
Securities purchased under agreements to resell	476,251	383,398
Accrued investment income	129,210	129,102
Deferred acquisition costs	406,035	373,032
Prepaid reinsurance premiums	434,968	390,771
Reinsurance recoverable on unpaid losses	34,610	61,402
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $84,204 and $72,996)	102,283	106,408
Receivable for investments sold	2,023	2,099
Derivative assets	39,765	54,999
Other assets	251,845	183,283

Total assets	$12,449,864	$13,596,592

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,211,181	$3,079,851
Loss and loss adjustment expense reserves	748,869	711,831
Securities sold under agreements to repurchase	476,251	383,398
Medium-term notes	—	1,503,324
Variable interest entity floating rate notes	600,505	600,299
Short-term debt	58,745	57,337
Deferred income taxes, net	482,764	415,290
Deferred fee revenue	20,624	16,869
Payable for investments purchased	15,686	—
Derivative liabilities	25,259	47,120
Other liabilities	232,631	286,200

Total liabilities	5,872,515	7,101,519
Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,654,201	1,636,422
Retained earnings	4,526,601	4,405,658
Accumulated other comprehensive income, net of deferred income tax of $194,130 and $232,445	381,547	437,993

Total shareholder’s equity	6,577,349	6,495,073

Total liabilities and shareholder’s equity	$12,449,864	$13,596,592

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

	Years ended December 31
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Revenues:
Gross premiums written	$1,153,182	$1,280,028	$951,931
Ceded premiums	(141,465)	(197,585)	(149,976)

Net premiums written	1,011,717	1,082,443	801,955
Increase in deferred premium revenue	(138,882)	(301,924)	(183,475)

Premiums earned (net of ceded premiums of $159,640, $196,343 and $159,361)	872,835	780,519	618,480
Net investment income	441,003	421,226	431,090
Net realized gains	108,181	50,746	17,362
Net gains (losses) on derivative instruments	6,627	104,384	(76,982)
Advisory fees	42,641	65,580	46,577
Other	159	330	549

Total revenues	1,471,446	1,422,785	1,037,076

Expenses:
Losses and loss adjustment	84,753	77,114	65,049
Amortization of deferred acquisition costs	66,412	60,491	49,696
Operating	126,167	129,981	100,409

Total expenses	277,332	267,586	215,154

Income before income taxes	1,194,114	1,155,199	821,922

Provision for income taxes	325,871	328,411	215,242

Net income	$868,243	$826,788	$606,680

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2004, 2003 and 2002

(in thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2002 - (Restated)	100,000	$15,000	$1,567,478	$3,442,790 (1)	$71,014	$5,096,282

Comprehensive income:
Net income	—	—	—	606,680	—	606,680
Other comprehensive income:
Change in unrealized appreciation of investments net of change in deferred income taxes of $134,406	—	—	—	—	250,289	250,289
Change in foreign currency translation	—	—	—	—	18,407	18,407

Other comprehensive income						268,696

Comprehensive income						875,376

Dividends declared (per common share $2,306.00)	—	—	—	(230,600)	—	(230,600)
Tax reduction related to tax sharing agreement with MBIA Inc.	—	—	25,643	—	—	25,643
Stock-based compensation	—	—	20,227	—	—	20,227
Capital issuance costs	—	—	(2,774)	—	—	(2,774)

Balance, December 31, 2002— (Restated)	100,000	15,000	1,610,574	3,818,870	339,710	5,784,154

Comprehensive income:
Net income	—	—	—	826,788	—	826,788
Other comprehensive income:
Change in unrealized appreciation of investments net of change in deferred income taxes of $43,831	—	—	—	—	81,728	81,728
Change in foreign currency translation net of change in deferred income taxes of $2,908	—	—	—	—	16,555	16,555

Other comprehensive income						98,283

Comprehensive income						925,071

Dividends declared (per common share $2,400.00)	—	—	—	(240,000)	—	(240,000)
Stock-based compensation	—	—	29,858	—	—	29,858
Variable interest entity equity	—	—	46	—	—	46
Capital issuance costs	—	—	(4,056)	—	—	(4,056)

Balance, December 31, 2003 - (Restated)	100,000	15,000	1,636,422	4,405,658	437,993	6,495,073

Comprehensive income:
Net income	—	—	—	868,243	—	868,243
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(43,579)	—	—	—	—	(77,676)	(77,676)
Change in foreign currency translation net of change in deferred income taxes of $5,266	—	—	—	—	21,230	21,230

Other comprehensive loss						(56,446)

Comprehensive income						811,797

Dividends declared (per common share $7,473.00)	—	—	—	(747,300)	—	(747,300)
Stock-based compensation	—	—	20,132	—	—	20,132
Capital issuance costs	—	—	(2,353)	—	—	(2,353)

Balance, December 31, 2004 - (Restated)	100,000	$15,000	$1,654,201	$4,526,601	$381,547	$6,577,349

(1)	Restated; previously reported $3,513,182.

	2004	2003	2002
Disclosure of reclassification amount:
Unrealized appreciation of investments arising during the period, net of taxes	$(12,490)	$119,605	$256,284
Reclassification adjustment, net of taxes	(65,186)	(37,877)	(5,995)

Net unrealized appreciation, net of taxes	$(77,676)	$81,728	$250,289

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
Cash flows from operating activities:
Net income	$868,243	$826,788	$606,680
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in accrued investment income	(108)	(12,449)	(6,090)
Increase in deferred acquisition costs	(33,003)	(22,936)	(32,775)
(Increase) decrease in prepaid reinsurance premiums	(44,197)	(12,237)	4,017
Increase in deferred premium revenue	143,544	314,161	179,459
Increase in loss and loss adjustment expense reserves	37,038	73,598	42,969
Decrease (increase) in reinsurance recoverable on unpaid losses	26,792	(17,587)	(8,621)
Depreciation	11,208	9,070	10,307
Amortization of bond discount, net	34,936	(12,981)	(10,687)
Net realized gains on sale of investments	(108,181)	(50,746)	(17,362)
Deferred income tax provision	101,820	44,900	3,251
Net (gains) losses on derivative instruments	(6,627)	(104,384)	76,982
Stock option compensation	14,786	22,403	20,227
Other, net	(63,907)	10,008	53,786

Total adjustments to net income	114,101	240,820	315,463

Net cash provided by operating activities	982,344	1,067,608	922,143

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(2,893,266)	(4,993,225)	(2,788,599)
Sale of fixed-maturity securities, net of receivable for investments sold	1,745,123	2,703,029	2,006,228
Redemption of fixed-maturity securities, net of receivable for investments redeemed	877,070	1,597,511	529,065
Sale (purchase) of short-term investments, net	102,772	(97,670)	(328,651)
Sale (purchase) of other investments, net	52,317	(16,863)	(82,024)
Redemption (purchase) of held-to-maturity investments	1,465,209	(1,465,209)	—
Capital expenditures	(7,319)	(8,890)	(8,144)
Disposals of capital assets	68	849	206

Net cash provided (used) by investing activities	1,341,974	(2,280,468)	(671,919)

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	1,408	57,337	—
Net (repayment) proceeds from issuance (redemption) of medium-term notes	(1,503,324)	1,503,324	—
Other borrowings and deposits	11,579	(23,264)	(23,716)
Capital issuance costs	(2,353)	(4,056)	(2,774)
Dividends paid	(747,300)	(240,000)	(230,600)

Net cash provided (used) by financing activities	(2,239,990)	1,293,341	(257,090)

Net increase (decrease) in cash and cash equivalents	84,328	80,481	(6,866)
Cash and cash equivalents - beginning of year	98,019	17,538	24,404

Cash and cash equivalents - end of year	$182,347	$98,019	$17,538

Supplemental cash flow disclosures:
Income taxes paid	$256,254	$280,456	$192,398
Interest paid:
Other borrowings and deposits	$6,564	$10,454	$4,375
Medium-term notes	$18,939	$20,825	—
Variable interest entity floating rate notes	$9,287	$1,369	—
Non cash items:
Stock compensation	$14,786	$22,403	$20,227

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Organization

MBIA Insurance Corporation (MBIA Corp.) is a wholly owned subsidiary of MBIA Inc. MBIA Inc. was incorporated in the state of Connecticut on November 12, 1986 as a licensed insurer and, through a series of transactions during December 1986, became the successor to the business of the Municipal Bond Insurance Association (the Association), a voluntary unincorporated association of insurers writing municipal bond and note insurance as agent for the member insurance companies.

MBIA Corp. provides an unconditional and irrevocable guarantee of the payment of principal and interest on insured obligations when due. MBIA Corp. writes business both in the United States (U.S.) and outside of the U.S. Business outside of the U.S. is generally written through MBIA Assurance, S.A. (MBIA Assurance), a wholly owned French subsidiary that provides insurance for public infrastructure financings, structured finance transactions and certain obligations of financial institutions. Pursuant to a reinsurance agreement with MBIA Corp., a substantial amount of the risk insured by MBIA Assurance is reinsured by MBIA Corp. In 2004, MBIA UK Insurance Limited (MBIA UK), a wholly owned subsidiary of MBIA Corp. incorporated in the United Kingdom, was established to write financial guarantee insurance in the international markets. Pursuant to a reinsurance agreement between MBIA UK and MBIA Corp., a substantial amount of the risks insured by MBIA UK will be reinsured by MBIA Corp. As of December 2004, MBIA UK had not commenced writing business.

MBIA Corp. also manages books of business through two other subsidiaries, MBIA Insurance Corp. of Illinois (MBIA Illinois), acquired in December 1989, and Capital Markets Assurance Corporation (CMAC), acquired in February 1998 when MBIA Inc. merged with CapMAC Holdings, Inc. (CapMAC). The net book of business of these two subsidiaries is 100% reinsured by MBIA Corp.

TRS Funding Corporation (TRS) was formed in September 1997 to provide clients with structured financing solutions involving the use of total return swaps and credit derivatives. While MBIA Corp. does not have a direct ownership interest in TRS, it is consolidated in the financial statements of MBIA Corp. on the basis that TRS is controlled by MBIA Corp. and substantially all risks and rewards are borne by MBIA Corp. In October 2002, all remaining investments and debt obligations of TRS matured. As of December 31, 2004, TRS had two derivative contracts outstanding.

LaCrosse Financial Products, LLC (LaCrosse), formerly King Street Financial Products, LLC, was created in December 1999 to offer clients structured derivative products, such as credit default, interest rate and currency swaps. While MBIA Corp. does not have a direct ownership interest in LaCrosse, it is consolidated in the financial statements of MBIA Corp. on the basis that LaCrosse is controlled by MBIA Corp. and substantially all risks and rewards are borne by MBIA Corp.

In May 2003, MBIA Corp. sponsored the formation of Toll Road Funding, Plc. (TRF), a public company limited by shares and incorporated in Ireland under the Irish Companies Act. TRF was established to acquire a loan participation related to the financing of an Italian toll road. TRF is a variable interest entity (VIE), of which MBIA Corp. is the primary beneficiary. Therefore, while MBIA Corp. does not have a direct ownership interest in TRF, it is consolidated in the financial statements of MBIA Corp. in accordance with Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46 “Consolidation of Variable Interest Entities,” subsequently revised as FIN 46(R). In June 2004, the loan in which TRF participated was repaid in full. At that time, TRF repaid all of its outstanding debt obligations.

2. Restatement of Consolidated Financial Statements

On November 8, 2005, MBIA Corp. announced its decision to correct and restate its previously issued financial statements for 1998 and subsequent years in connection with potential settlements of investigations by the Securities and Exchange Commission (SEC) and the New York Attorney General’s Office (NYAG) regarding agreements entered into in 1998.

In 1998, three reinsurers, Converium Reinsurance (North America) Inc. (Converium), AXA Re Finance S.A. (ARF) and Muenchener Rueckversicherungs-Gesellshaft (Munich Re) paid MBIA Corp. $170 million under three separate agreements (the Excess-of-Loss Agreements) in connection with losses MBIA Corp. incurred on $265 million of MBIA-insured bonds issued by the Alleghany Health, Education and Research Foundation (AHERF). The Excess-of-Loss Agreements were structured as three successive excess-of-loss facilities that aggregated to $170 million. Under the Excess-of-Loss Agreements, Converium paid MBIA Corp. $70 million, and Munich Re and ARF each paid MBIA Corp. $50 million.

In connection with the arrangements for the Excess-of-Loss Agreements, MBIA Corp. entered into quota share agreements with Munich Re, ARF and Converium (each a Quota Share Agreement and, collectively, the Quota Share Agreements). Under the Quota Share Agreements, MBIA Corp. agreed to cede to the three reinsurers new business written with an aggregate par sufficient to generate $297 million in gross premiums over a six year period ending October 1, 2004. Of the $297 million in premiums to be ceded under the Quota Share Agreements, MBIA Corp. agreed to cede to Converium cash premiums equal to $102 million, to ARF adjusted gross premiums of $97 million and to Munich Re adjusted gross premiums of $98 million over this period.

            On March 8, 2005, MBIA Corp. announced its decision to restate its financial statements for 1998 and subsequent years to correct the accounting for the agreements with Converium and reflected this correction in its consolidated financial statements for the year ended December 31, 2004. At that time, MBIA Corp. believed that the accounting for the Excess of Loss Agreements and Quota Share Agreements with Munich Re and ARF was appropriate under Statement of Financial Accounting Standards (SFAS) 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.”

This restatement of MBIA Corp.’s financial statements for the Munich Re and ARF Excess-of-Loss and Quota Share Agreements, made in connection with the potential settlements, corrects and restates its accounting for these agreements because, taking into account developments in the regulatory investigations since March and further accounting analyses, they did not satisfy the risk transfer requirements for reinsurance accounting under SFAS 113. As a result, MBIA Corp. is restating its previously issued financial statements to reflect the Excess-of-Loss and Quota Share Agreements with Munich Re and ARF under deposit accounting in accordance with Statement of Position (SOP) 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk” instead of under reinsurance accounting. MBIA Corp. is also correcting and restating its 2004 statutory financial statements for the Munich Re and ARF Excess-of-Loss and Quota Share Agreements because they did not satisfy the requirements for reinsurance accounting under Regulation 108 of the New York State Insurance Department. The restatements do not have a significant effect on MBIA Corp.’s financial position.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents the effects of the Munich Re and ARF restatement on the consolidated financial statements of MBIA Corp. for the years ended December 31, 2004, 2003 and 2002.

In thousands except per share information	As of and For the Year Ended December 31, 2004		As of and For the Year Ended December 31, 2003		As of and For the Year Ended December 31, 2002
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
Consolidated Statement of Income Data:
Ceded premiums written	$(159,982)	$(141,465)	$(222,504)	$(197,585)	$(181,598)	$(149,976)
Net premiums written	993,200	1,011,717	1,057,524	1,082,443	770,333	801,955

Increase in deferred premium revenue	(147,568)	(138,882)	(310,128)	(301,924)	(176,880)	(183,475)
Premiums earned	845,632	872,835	747,396	780,519	593,453	618,480
Net realized gains	76,889	108,181	50,746	50,746	17,362	17,362
Net gains (losses) on derivative instruments	7,389	6,627	100,404	104,384	(74,664)	(76,982)
Total revenues	1,413,713	1,471,446	1,385,682	1,422,785	1,014,367	1,037,076

Losses and loss adjustment expenses	81,880	84,753	73,555	77,114	62,223	65,049
Amortization of deferred acquisition costs	64,290	66,412	57,907	60,491	47,669	49,696
Operating expenses	120,271	126,167	122,148	129,981	90,420	100,409
Total expenses	266,441	277,332	253,610	267,586	200,312	215,154
Income before income taxes	1,147,272	1,194,114	1,132,072	1,155,199	814,055	821,922
Provision for income taxes	309,475	325,871	320,317	328,411	212,489	215,242
Net income	$837,797	$868,243	$811,755	$826,788	$601,566	$606,680

Consolidated Balance Sheet Data:
Deferred acquisition costs	$360,496	$406,035	$319,728	$373,032	$302,222	$350,096
Prepaid reinsurance premiums	471,375	434,968	466,762	390,771	462,729	378,534
Reinsurance recoverable on unpaid losses	33,734	34,610	61,085	61,402	43,828	43,815
Derivative assets	40,012	39,765	55,806	54,999	96,733	93,643
Other assets	252,721	251,845	183,600	183,283	80,042	80,055
Total assets	12,440,979	12,449,864	13,620,086	13,596,592	10,576,941	10,537,530
Loss and loss adjustment expense reserves	726,617	748,869	691,481	711,831	621,327	638,233
Deferred income taxes, net	493,425	482,764	442,346	415,290	357,884	322,733
Derivative liabilities	26,366	25,259	49,549	47,120	190,881	190,150
Other liabilities	214,431	232,631	250,314	286,200	233,381	278,224
Total liabilities	5,843,831	5,872,515	7,074,768	7,101,519	4,727,509	4,753,376
Retained earnings	4,546,400	4,526,601	4,455,903	4,405,658	3,884,148	3,818,870
Total shareholder’s equity	$6,597,148	$6,577,349	$6,545,318	$6,495,073	$5,849,432	$5,784,154

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Information presented in the Notes to Consolidated Financial Statements gives effect to the restatement unless otherwise indicated.

3. Significant Accounting Policies

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates. MBIA Corp.’s significant accounting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of MBIA Corp., its wholly owned subsidiaries, and entities under its control for which MBIA Corp. retains substantially all the risks and rewards. This includes VIEs consolidated under the requirements of FIN 46(R). All intercompany balances have been eliminated. Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of TRF and VIE assets and liabilities, which had no effect on net income, total assets, total liabilities or shareholder’s equity as previously reported. Additionally, this includes the reclassification of salvage and subrogation from “Loss and loss adjustment expenses reserves” to “Other assets,” which resulted in an increase in total assets and total liabilities as of December 31, 2004 and 2003 of $154 million and $125 million, respectively.

Investments

MBIA Corp. classifies its fixed-maturity investments as either available-for-sale or held-to-maturity as defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale investments are reported in the financial statements at fair value with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income in shareholder’s equity. Bond discounts and premiums are amortized using the effective-yield method over the remaining term of the securities. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by specific identification and are included as a separate component of revenues.

Held-to-maturity investments consist mainly of a loan participation and floating rate note securities. These investments are reported in the financial statements at amortized cost. Discounts and premiums are amortized using the straight-line method over the remaining term of the securities. Using an effective-yield method would not have produced materially different results. Investment income is recorded as earned.

Short-term investments are carried at amortized cost, which approximates fair value, and include all fixed-maturity securities with a remaining effective term to maturity of less than one year.

Other investments include MBIA Corp.’s interest in equity-oriented and equity method investments. MBIA Corp. records its share of the unrealized gains and losses on these equity-oriented investments, net of applicable deferred income taxes, in accumulated other comprehensive income in shareholder’s equity. The carrying amounts of equity method investments are initially recorded at cost and adjusted to recognize MBIA Corp.’s share of the profits or losses, net of any intercompany gains and losses, of the investee through earnings subsequent to the purchase date of the investment. Dividends are applied as a reduction of the carrying amount of the investment.

MBIA Corp. regularly monitors its investments in which fair value is less than amortized cost in order to assess whether such a decline in value is other than temporary and, therefore, should be reflected as a realized loss in net income. Such an assessment requires MBIA Corp. to determine the cause of the decline and whether MBIA Corp. possesses both the ability and intent to hold the investment to maturity or until the value recovers to an amount at least equal to amortized cost. This assessment requires management to exercise judgment as to whether an investment is impaired based on market conditions and trends and the availability of relevant data.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of less than 90 days.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized transactions and are recorded at contract value plus accrued interest, subject to the provisions of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

These transactions are entered into with MBIA Investment Management Corp. (IMC), a wholly owned subsidiary of MBIA Inc., in connection with IMC’s collateralized municipal investment agreement activity. It is MBIA Corp.’s policy to take possession of securities used to collateralize such transactions. MBIA Corp. minimizes the credit risk that IMC might be unable to fulfill its contractual obligations by monitoring IMC’s credit exposure and collateral value and requiring additional collateral to be deposited with MBIA Corp. when deemed necessary.

SFAS 140 also requires MBIA Corp. to reclassify financial assets pledged as collateral under certain agreements and to report those assets at fair value as a separate line item on the balance sheet with a corresponding adjustment to other comprehensive income. As of year-end 2004 and 2003, MBIA Corp. had $490 million and $376 million, respectively, in financial assets pledged as collateral.

Policy Acquisition Costs

Policy acquisition costs include those expenses that relate primarily to, and vary with, premium production. MBIA Corp. periodically conducts a study to determine which operating costs vary with and are primarily related to the acquisition of new insurance business and qualify for deferral. For business produced directly by MBIA Corp., such costs include compensation of employees involved in underwriting and policy issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs are deferred and amortized over the period in which the related premiums are earned.

MBIA Corp. will recognize a premium deficiency if the sum of expected loss and loss adjustment expenses, maintenance costs and unamortized policy acquisition costs exceed the related unearned premiums. If MBIA Corp. was to have a premium deficiency that is greater than unamortized acquisition costs, the unamortized acquisition costs would be reduced by a charge to expense and a liability would be established for the remaining deficiency. As of December 31, 2004, there have been no premium deficiencies. Although GAAP permits the inclusion of anticipated investment income when determining a premium deficiency, it is currently not being included in MBIA Corp.’s evaluation.

Goodwill

Goodwill represents the excess of the cost of acquiring business enterprises over the fair value of the net assets acquired. Effective January 1, 2002, MBIA Corp. adopted SFAS 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill is no longer amortized but rather is tested for impairment at least annually.

MBIA Corp. performed its annual impairment testing of goodwill as of January 1, 2004 and January 1, 2005. On both dates, the fair value of MBIA Corp. exceeded its carrying value indicating that goodwill was not impaired.

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Property and Equipment

Property and equipment consists of land, buildings, furniture and fixtures, computer equipment and software, and leasehold improvements. All property and equipment is recorded at cost and, except for land, is depreciated over the appropriate useful life of the asset using the straight-line method. Maintenance and repairs are charged to current earnings as incurred. The useful lives of each class of assets are as follows:

Buildings and site improvements	15-31 years
Leasehold improvements	6-10 years
Furniture and fixtures	8 years
Computer equipment and software	3-5 years

Derivatives

The FASB issued, then subsequently amended, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” which became effective for MBIA Corp. on January 1, 2001. Under SFAS 133, as amended, all derivative instruments are recognized on the balance sheet at their fair value, and changes in fair value are recognized immediately in earnings unless the derivatives qualify as hedges. If the derivatives qualify as hedges, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If circumstances or events arise that require the termination and settlement of a derivative contract prior to maturity, any unrealized gain or loss will be recognized immediately in earnings. If the underlying hedged item ceases to exist, all changes in the fair value of the derivative are recognized in earnings each period until the derivative matures or terminates.

The nature of MBIA Corp.’s business activities requires the management of various financial and market risks, including those related to changes in interest rates and currency exchange rates. MBIA Corp. uses derivative financial instruments to mitigate or eliminate certain of those risks. See Note 6 for a further discussion of MBIA Corp.’s use of derivatives and their impact on MBIA Corp.’s financial statements.

Losses and Loss Adjustment Expenses

The financial guarantees issued by MBIA Corp. insure scheduled payments of principal and interest due on various types of financial obligations against a payment default on such payments by the issuers of the obligations. Loss and loss adjustment expense (LAE) reserves are established by MBIA Corp.’s Loss Reserve Committee, which is comprised of members of senior management, and require the use of judgment and estimates with respect to the occurrence and amount of a loss on an insured obligation. As discussed below, the accounting for non-derivative financial guarantee loss reserves is possibly subject to change.

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees; an unallocated loss reserve and case basis reserves. The unallocated loss reserve is established on an undiscounted basis with respect to MBIA Corp.’s entire insured portfolio. MBIA Corp.’s unallocated loss reserve represents its estimate of losses that have or are probable to occur as a result of credit deterioration in MBIA Corp.’s insured portfolio but which have not yet been specifically identified and applied to specific insured obligations. The unallocated loss reserve is increased on a quarterly basis using a formula that applies a “loss factor” to MBIA Corp.’s scheduled net earned premium for the respective quarter, both of which are defined and set forth below. This increase in the unallocated reserve is MBIA Corp.’s provision for loss and loss adjustment expenses as reported on MBIA Corp.’s income statement. Scheduled net earned premium represents quarterly premium earnings, net of reinsurance, from all policies in force less the portion of quarterly premium earnings that have been accelerated as a result of the refunding or defeasance of insured obligations. Total earned premium as reported on MBIA Corp.’s income statement includes both scheduled net earned premium and premium earnings that have been accelerated, net of reinsurance. Once a policy is originated, the amount of scheduled net earned premium recorded in earnings will be included in MBIA Corp.’s calculation of its unallocated loss reserve. When an insured obligation is refunded, defeased or matures, MBIA Corp. does not reverse the unallocated loss reserve previously generated from the scheduled net earned premium on such obligation as MBIA Corp.’s unallocated loss reserve is not specific to any individual obligation.

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Each quarter, MBIA Corp. calculates its provision for the unallocated loss reserve as 12% of scheduled net earned premium. This amount is recorded as “Losses and loss adjustment expense” on the income statement. Annually, the Loss Reserve Committee evaluates the appropriateness of the 12% loss factor. In performing this evaluation, the Loss Reserve Committee considers the composition of MBIA Corp.’s insured portfolio by municipal sector, structured asset class, remaining maturity and credit quality, along with the latest industry data, including historical default and recovery experience for the relevant sectors of the fixed-income market in order to determine if a trend is developing that indicates the 12% loss factor should be increased or decreased. The Loss Reserve Committee reviews the results of its annual evaluation for a three or four year period to determine whether any long-term trends are developing. As of December 31, 2004, MBIA Corp. does not believe any trend is developing that would cause a change to the 12% loss factor. However, if a catastrophic or very unusual loss occurred, the Loss Reserve Committee would consider taking an immediate charge through “Losses and loss adjustment expenses” and possibly also increasing the loss factor in order to maintain an adequate level of loss reserves. During the years ended December 31, 2004, 2003 and 2002, MBIA Corp. calculated its provision for the unallocated loss reserve as 12% of scheduled net earned premium.

When a case basis reserve is established, MBIA Corp. reclassifies the estimated amount from its unallocated loss reserve in an amount equal to the specific case basis loss reserve. Therefore, the amount of available unallocated loss reserve at the end of each period is reduced by the actual case basis reserves established in the same period. Such reclassification has no effect on MBIA Corp.’s income statement as the unallocated loss reserve and specific case basis reserves, gross of recoveries from reinsurers, are reported as liabilities within “Loss and loss adjustment expense reserves” on MBIA Corp.’s balance sheet. In the unlikely event that case basis reserves develop at a significantly faster or slower rate than anticipated by applying the loss factor to net scheduled earned premium, MBIA Corp. will perform a qualitative evaluation with respect to the adequacy of the remaining unallocated loss reserve. In performing this evaluation, MBIA Corp. considers the anticipated amounts of future transfers to existing case basis reserves, as well as the likeliness those policies for which case basis reserves have not been established will require case basis reserves at a faster or slower rate than initially expected.

If, after establishing case basis reserves for the period, MBIA Corp. determines that the remaining unallocated loss reserve is not sufficient to cover its estimate of losses not yet specifically identified in its insured portfolio, additional unallocated loss reserves will be accrued at such time which, as a result, will reduce MBIA Corp.’s earnings for the period. Conversely, if MBIA Corp. determines that the remaining unallocated loss reserve is in excess of the amount needed to cover its estimate of unidentified losses, MBIA Corp. will reverse the excess at such time which, as a result, will increase MBIA Corp.’s earnings for the period. MBIA Corp. has not made any such adjustment to its unallocated loss reserve during the periods presented in MBIA Corp.’s financial statements.

MBIA Corp. establishes new case basis reserves with respect to a specific insurance policy when the Loss Reserve Committee determines that (i) a claim has been made or is probable in the future with respect to such policy based on specific credit events that have occurred and (ii) the amount of the ultimate loss that MBIA Corp. will incur under such policy can be reasonably estimated. The amount of the case basis reserve with respect to any policy is based on the net present value of the expected ultimate losses and loss adjustment expense payments that MBIA Corp. expects to pay with respect to such policy, net of expected recoveries under salvage and subrogation rights. For years ending after December 31, 2002, the amount of the expected loss, net of expected recoveries, is discounted based on a discount rate equal to the actual yield of the fixed-income portfolio held by MBIA Corp.’s insurance subsidiaries at the end of the preceding fiscal quarter. MBIA Corp. believes this yield is an appropriate rate of return for present valuing its reserves as it reflects the rate of return on the assets supporting future claim payments by MBIA Corp. Prior to 2003, MBIA Corp. used a flat discount rate. The discount rate used at December 31, 2004, 2003 and 2002 was 4.8%, 4.7% and 9.0%, respectively. When a case basis reserve is established for an insured obligation, MBIA Corp. continues to record premium revenue until it believes that premiums will no longer be collected on that obligation.

Case basis reserves are established in the same manner for policies with respect to which an insured event (i.e., a payment default on the insured obligation) has already occurred and also for those policies where MBIA Corp. expects that an insured event will occur in the future based upon credit deterioration which has already occurred and has been identified. This reserving methodology is different from case basis reserves that are

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established by traditional property casualty insurance companies, which determine case basis reserves only upon the occurrence of an insured event when reported. MBIA Corp. does not establish case basis reserves for all payments due under an insured obligation but rather only those that MBIA Corp. believes the issuer of the insured obligation will be unable to make. Case basis reserves cover the amount of principal and interest owed that MBIA Corp. expects to pay on its insured obligations and the costs of settlement and other loss mitigation expenses, net of expected recoveries. Expected recoveries reduce the amount of case basis reserves established by MBIA Corp. When MBIA Corp. becomes entitled to the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment, it records salvage and subrogation as an asset. Such amounts are included in MBIA Corp.’s balance sheet within “Other assets.”

A number of variables are taken into account in establishing specific case basis reserves for individual policies. These variables include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligation, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. The methodology for determining when a case basis reserve is established may differ from other financial guarantee insurance companies, as well as from other property and casualty insurance enterprises.

Management believes that MBIA Corp.’s reserves are adequate to cover the ultimate net cost of claims. However, because the reserves are based on management’s judgment and estimates, there can be no assurance that the ultimate liability will not exceed such estimates. See Note 16 for additional information regarding MBIA Corp.’s loss and LAE reserves.

MBIA Corp.’s loss reserving policy, described above, is based on guidance provided in SFAS 60, “Accounting and Reporting by Insurance Enterprises,” SFAS 5, “Accounting for Contingencies” and analogies to Emerging Issues Task Force (EITF) 85-20, “Recognition of Fees for Guaranteeing a Loan.” SFAS 60 requires that, for short-duration contracts, a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, be accrued when insured events occur. Additionally, SFAS 5 requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Although SFAS 60 provides guidance to insurance enterprises, MBIA Corp. does not believe SFAS 60 comprehensively addresses the unique attributes of financial guarantee insurance contracts, as the standard was developed prior to the maturity of the financial guarantee industry. SFAS 60 provides guidance with respect to insurance contracts that are either short-duration or long-duration in nature. Financial guarantee contracts typically have attributes of both and, therefore, are difficult to classify as either. For instance, financial guarantee contracts are reported for regulatory purposes as property and liability insurance, normally considered short-duration, but have elements of long-duration contracts in that they are irrevocable and extend over a period that may be in excess of 30 years.

MBIA Corp. believes its loss reserving policy reflects the requirements of applicable accounting literature, as well as the fact that financial guarantee losses occur over time as a result of credit deterioration, operational difficulties of the insured obligor or fraud, which may not be specifically detected when they occur but which can be generally estimated across a portfolio of insured obligations based on the credit quality and nature of the portfolio and historical default data. MBIA Corp. does, however, recognize premium revenue and policy acquisition costs in a manner consistent with the guidance provided in SFAS 60 for short-duration contracts. If MBIA Corp. and the rest of the financial guarantee industry were required to classify its insurance contracts as either short-duration or long-duration or if new specific guidance for financial guarantee insurance emerges, different methods of accounting could apply with respect to loss reserving and liability recognition, and possibly extend to premium revenue and policy acquisition cost recognition. Additionally, there are differences in the methodology and measurement of loss reserves followed by other financial guarantee companies.

As a result of discussions in January and February 2005 between the SEC staff and several financial guarantee industry participants, including MBIA, MBIA Corp. understands that the FASB staff is considering whether additional guidance with respect to accounting for financial guarantee insurance should be provided. MBIA Corp. cannot currently assess how the FASB’s and SEC staff’s ultimate resolution of this

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issue will impact its loss reserving policy or the effect it might have on recognizing premium revenue and policy acquisition costs. Until the issue is resolved, MBIA Corp. intends to continue to apply its existing policy with respect to the establishment of both case basis and unallocated loss reserves.

Premium Revenue Recognition

Upfront premiums are earned in proportion to the expiration of the related risk while installment premiums are earned over each installment period, generally one year or less. Therefore, for transactions in which the premium is received upfront, premium earnings are greater in the earlier periods when there is a higher amount of exposure outstanding. The upfront premiums are apportioned to individual sinking fund payments of a bond issue according to an amortization schedule. After the premiums are allocated to each scheduled sinking fund payment, they are earned on a straight-line basis over the period of that sinking fund payment. Accordingly, deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of insured bonds and notes. When an MBIA Corp.-insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to MBIA Corp.

The effect of MBIA Corp.’s upfront premium earnings policy is to recognize greater levels of upfront premiums in the earlier years of each policy insured, thus matching revenue recognition with exposure to the underlying risk. Recognizing premium revenue on a straight-line basis over the life of each policy without allocating premiums to the sinking fund payments would materially affect MBIA Corp.’s financial results. Premium earnings would be more evenly recorded as revenue throughout the period of risk than under the current method, but MBIA Corp. does not believe that the straight-line method would appropriately match premiums earned to MBIA Corp.’s exposure to the underlying risk. Therefore, MBIA Corp. believes its upfront premium earnings methodology is the most appropriate method to recognize its upfront premiums as revenue. The premium earnings methodology used by MBIA Corp. is similar to that used throughout the industry.

Premiums ceded to reinsurers reduce the amount of earned premium MBIA Corp. will recognize from its insurance policies. For both upfront and installment policies, ceded premium expense is recognized in earnings in proportion to and at the same time the related premium revenue is recognized. Ceding commission income is recognized in earnings at the time the related premium is recognized.

Advisory Fee Revenue Recognition

MBIA Corp. collects various advisory fees in connection with certain transactions. Depending upon the type of fee received and whether it is related to an insurance policy, the fee is either earned when it is due or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when the related services have been completed. Structuring fees are earned on a straight-line basis over the life of the related insurance policy and commitment fees are earned on a straight-line basis over the commitment period.

Medium-Term Notes

Medium-term notes are recorded on the balance sheet at the time such agreements are executed. The liabilities for medium-term notes are carried at their face value plus accrued interest, whereas the related assets are recorded at fair value as available-for-sale securities. In 2003, medium-term notes consisted of the debt obligations of TRF.

Employee Stock Compensation

MBIA Corp. participates in MBIA Inc.’s Stock Compensation Plan. Effective January 1, 2002, MBIA Inc. adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation.” Under the modified prospective transition method selected by MBIA Inc. under the provisions of SFAS 148, “Accounting for Stock—Based Compensation—Transition and Disclosure,” compensation cost related to stock options is reflected in net income for the periods ended December 31, 2004, 2003 and 2002. See Notes 4 and 17 for further discussion regarding the methodology utilized in recognizing employee stock option expense.

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Gains and Losses

Net realized gains and losses are primarily generated as a result of sales of investments as part of the ongoing active total return management of the investment portfolio. Net gains and losses on derivative instruments and foreign exchange are the result of fair valuing derivative instruments and gains and losses resulting from related transactions denominated in foreign currencies.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains or losses, net of deferred taxes, resulting from translation are included in accumulated other comprehensive income in shareholder’s equity. Gains and losses resulting from transactions in foreign currencies are recorded in current income.

Income Taxes

MBIA Corp. is included in the consolidated tax return of MBIA Inc. The tax provision for MBIA Corp. for financial reporting purposes is determined on a stand-alone basis.

Deferred income taxes are provided with respect to the temporary differences between the tax bases of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the asset or liability is recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, unrealized appreciation or depreciation of investments and derivatives and the statutory contingency reserve.

The Internal Revenue Code permits companies writing financial guarantee insurance to deduct from taxable income amounts added to the statutory contingency reserve, subject to certain limitations. The tax benefits obtained from such deductions must be invested in non-interest-bearing U.S. Government tax and loss bonds. MBIA Corp. records purchases of tax and loss bonds as payments of federal income taxes. The amounts deducted must be restored to taxable income when the contingency reserve is released, at which time MBIA Corp. may present the tax and loss bonds for redemption to satisfy the additional tax liability.

4. Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment.” SFAS 123 (R) is a revision of SFAS 123 and supersedes Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured at fair value on the grant-date and not subsequently remeasured. Generally, awards with cash-based settlement repurchase features or that are settled at a fixed dollar amount are classified as liability awards and changes in fair value will be reported in earnings. Awards with net-settlement features or that permit a cashless exercise with third-party brokers are classified as equity awards and changes in fair value are not reported in earnings. The requirements are effective as of July 1, 2005. MBIA Inc.’s long-term incentive plans include features which would result in both liability and equity awards. MBIA Inc. adopted the fair value provisions of SFAS 123 effective January 1, 2002. MBIA Corp. does not believe that the adoption of SFAS 123(R) will have a material effect on its financial position or results of operations. For liability awards, MBIA Corp. currently remeasures these awards and does not believe that the adoption of SFAS 123(R) will have a material effect on MBIA Corp.’s financial position or results of operations.

In September 2004, the EITF issued Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1,” “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which delayed the guidance in paragraphs 10-20 of EITF 03-1. The disclosure requirements required by EITF 03-1 issued in December 2003 remain in effect. EITF 03-1 requires MBIA Corp. to disclose certain information about unrealized losses on its investment portfolio that has not been recognized as other-than-temporary impairments. The requirements were effective for fiscal years ending after December 15, 2003, and required MBIA Corp. to make disclosures in its financial statements about investments in debt or marketable equity securities with market values below carrying values. See Note 9 for disclosures required by EITF 03-1.

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In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 amends SFAS 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. MBIA Corp.’s financial position and results of operations did not change as a result of the adoption of SFAS 149.

In January 2003, the FASB issued FIN 46, which was revised in December 2003 as FIN 46(R), as an interpretation of Accounting Research Bulletin No. (ARB) 51, “Consolidated Financial Statements.” FIN 46(R) addresses consolidation of VIEs by business enterprises. An entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. MBIA Corp. determined that FIN 46(R) applies to entities that it sponsors and, in certain cases, unaffiliated entities that it guarantees. See Note 5 for a further discussion on the impact of adoption on MBIA Corp.’s financial statements.

On December 31, 2002, the FASB issued SFAS 148, which was effective for companies with fiscal years ending after December 15, 2002 and was adopted by MBIA Corp. as of January 1, 2002. This statement amended SFAS 123. SFAS 148 provides three alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based compensation. The Prospective Method, originally required under SFAS 123, requires that expense be recognized in the year of adoption only for grants made in that year. In subsequent years, expense is recognized for the current year’s grant and for grants made in the years since adoption. Years prior to adoption are not restated. The Modified Prospective Method requires that stock options be expensed as if SFAS 123 had been adopted as of January 1, 1995. Thus, the fair value of any options vesting in the current year that were granted subsequent to January 1, 1995 will be included in expense. However, restatement of prior years is not required. The Retroactive Restatement Method is identical to the Modified Prospective Method in that the fair value of all options vesting in the current year for grants made after January 1, 1995 is included in expense. However, this method also requires that all periods presented in the financial statements be restated to reflect stock option expense. Restatement of periods prior to those presented is permitted but not required.

SFAS 148 also required additional disclosure in the “Significant Accounting Policies” footnote of both annual and interim financial statements of MBIA Inc. MBIA Inc. chose to report its stock option expense under the Modified Prospective Method. See Note 17 for further information about the effect of adoption of SFAS 148 on MBIA Corp.’s financial statements.

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 outlines certain accounting guidelines, effective for fiscal years beginning after December 15, 2002, from which MBIA Corp.’s insurance transactions and derivative contracts are excluded. In addition, FIN 45 expands the disclosures required by a guarantor in its interim and annual financial statements regarding obligations under certain guarantees. These disclosure requirements were effective for the year ended December 31, 2002. See Note 14 for additional disclosures. MBIA Corp.’s financial position and results of operations did not change as a result of the adoption of FIN 45.

MBIA Corp. completed its transitional impairment testing on its existing goodwill as of January 1, 2002 in accordance with SFAS 142. As of January 1, 2002, goodwill totaled $76.9 million. SFAS 142 requires a two-step approach in determining any impairment in goodwill. Step one entails evaluating whether the fair value of a reporting segment exceeds its carrying value. In performing this evaluation MBIA Corp. determined that the best measure of the fair value of the insurance reporting segment is its book value adjusted for the after-tax effects of net deferred premium revenue, less deferred acquisition costs, and the present value of installments to arrive at adjusted

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book value. Adjusted book value is a common measure used by analysts to determine the value of financial guarantee companies. As of January 1, 2002, MBIA Corp.’s adjusted book value exceeded its carrying value, and thus there was no impairment of its existing goodwill.

5. Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain bankruptcy-remote special purpose vehicles (SPVs) administered by subsidiaries of MBIA Inc. and through third-party SPVs. The purpose of the MBIA-administered SPVs is to provide clients with an efficient source of funding, which may offer MBIA Corp. the opportunity to issue financial guarantee insurance policies. These SPVs purchase various types of financial instruments, such as debt securities, loans, lease receivables and trade receivables, and fund these purchases primarily through the issuance of asset-backed short-term commercial paper or medium-term notes. The assets and liabilities within the medium-term note programs are managed primarily on a match-funded basis and may include the use of derivative hedges, such as interest rate and foreign currency swaps. By match-funding, the SPVs substantially eliminate the risks associated with fluctuations in interest and foreign currency rates, indices and liquidity. Typically, programs involve the use of rating agencies in assessing the quality of asset purchases and in assigning ratings to the various programs. In general, asset purchases at the inception of a program are required to be at least investment grade by at least one major rating agency. The primary SPV administered by MBIA Corp. is TRF. Third-party SPVs are used in a variety of structures insured by MBIA Corp., whereby MBIA Corp. has risks analogous to those of MBIA-administered SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a VIE under FIN 46(R).

Under the provisions of FIN 46(R), an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is defined as the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

In September 2004, MBIA Corp. consolidated two VIEs established in connection with the securitization of Capital Asset tax liens. As a result of a clean-up call exercised for the Capital Asset Research Funding Series 1997A and Series 1998A tax lien securitizations, these securitizations no longer met the conditions of a qualifying special purpose entity under SFAS 140. MBIA Corp. holds a variable interest in these entities, which resulted from its insurance policies, and has determined that it is the primary beneficiary under FIN 46(R). MBIA Corp. has reported the assets of the securitizations, totaling $16.8 million, principally within “Other assets” on its consolidated balance sheet. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation.

In May 2003, MBIA Corp. sponsored the formation of TRF. TRF was established to acquire a loan participation related to the financing of an Italian toll road. Assets supporting the repayment of the medium-term notes were comprised of the loan participation and high quality, liquid investments. Assets and liabilities of TRF are included within “Investments held-to-maturity” and “Medium-term notes,” respectively, on MBIA Corp.’s balance sheet. TRF is a VIE, of which MBIA Corp. is the primary beneficiary. Therefore, while MBIA Corp. does not have a direct ownership interest in TRF, it is consolidated in the financial statements of MBIA Corp. in accordance with FIN 46(R). At December 31, 2003, $1.5 billion of medium-term note obligations were outstanding. In June 2004, the loan in which TRF participated was repaid in full. At that time, TRF repaid all of its outstanding debt obligations.

With respect to third-party SPVs, MBIA Corp. must determine whether it has a variable interest in a VIE and if so, whether that variable interest would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at December 31, 2004 are related to MBIA Corp.’s guarantee of a VIE. Such assets and liabilities are primarily reported in “Investments held-to-maturity” and

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“Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet and totaled $600.5 million and $600.3 million at December 31, 2004 and 2003, respectively. The third-party VIE’s creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee provided to the VIE.

6. Derivative Instruments (Restated)

MBIA Corp. accounts for derivative transactions in accordance with SFAS 133, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings within net gains (losses) on derivative instruments or in shareholder’s equity within accumulated other comprehensive income, depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge. In 2004, MBIA Corp. received approval for a derivative use plan from the New York State Insurance Department (NYSID). The derivative use plan authorizes MBIA Corp. to hedge certain risks through the use of derivative instruments.

MBIA Corp. has entered into derivative transactions that it views as an extension of its core financial guarantee business but do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. MBIA Corp. has insured derivatives primarily consisting of structured pools of credit default swaps that MBIA Corp. intends to hold for the entire term of the contract. MBIA Corp. has also provided guarantees on the value of certain structured closed-end funds, which meet the definition of a derivative under SFAS 133. MBIA Corp reduces risks embedded in its insured portfolio by entering into derivative transactions or other types of hedging arrangements. These arrangements may include reinsurance agreements and capital markets transactions in which MBIA Corp. hedges a portion of the credit and market risk associated with its insured credit derivative portfolio. Changes in fair values of these transactions are recorded through the income statement within net gains (losses) on derivative instruments.

The notional values of the derivative instruments for the years ended December 31, 2004 and 2003 are as follows:

In millions	Restated December 31, 2004	Restated December 31, 2003

Credit default swaps	$80,093	$67,542
Principal protection guarantees	2,514	3,039
Interest rate swaps	—	1,465
Credit linked notes	800	846
Total return swaps	377	364

Total	$83,784	$73,256

As of December 31, 2004 and 2003, MBIA Corp. held derivative assets of $39.8 million and $55.0 million, respectively, and derivative liabilities of $25.3 million and $47.1 million, respectively, which are shown separately on the consolidated balance sheet.

The impact on earnings of all derivative transactions was an after-tax increase in net income of $43.9 million for 2004. The impact for all derivative transactions for 2003 and 2002 was an after-tax increase in net income of $97.2 million and an after-tax reduction in net income of $39.0 million, respectively. The income statement impact of derivative activity is broken down into revenues, net realized gains (losses), net gains (losses) on derivative instruments and expenses. Interest and fee expense on derivatives are recorded within revenues and expenses. The change in fair value of derivatives is recorded within net gains (losses) on derivative instruments.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table displays the impact described above on the 2004, 2003 and 2002 income statements for all derivative transactions related to MBIA Corp:

	Years ended December 31
In millions	Restated 2004	Restated 2003	Restated 2002
Revenues*	$68.9	$51.0	$19.8
Net realized gains (losses)	—	—	(0.3)
Net gains (losses) on derivative instruments	6.6	104.4	(77.0)

Total revenues	75.5	155.4	(57.5)
Expenses**	(8.0)	(6.0)	(2.3)

Income (loss) before income taxes	67.5	149.4	(59.8)
Tax (provision) benefit	(23.6)	(52.2)	20.8

Net income (loss)	$43.9	$97.2	$(39.0)

*	Includes premiums earned.
**	Includes formula provision for losses.

The fair value of MBIA Corp.’s derivative instruments is estimated using various valuation models that conform to industry standards. MBIA Corp. utilizes both vendor-developed and proprietary models, based on the complexity of transactions. Dealer market quotes are typically obtained for regularly traded contracts and provide the best estimate of fair value. However, when reliable dealer market quotes are not available, MBIA Corp. uses a variety of market and portfolio data relative to the type and structure of contracts. Several of the more significant types of data that influence MBIA Corp.’s valuation models include interest rates, credit quality ratings, credit spreads, default probabilities and diversity scores. This data is obtained from highly recognized sources and is reviewed for reasonableness and applicability to MBIA Corp.’s derivative portfolio.

The use of market data requires management to make assumptions on how the fair value of derivative instruments is affected by current market conditions. Therefore, results can significantly differ between models and due to changes in management assumptions. MBIA Corp. has dedicated resources to the development and ongoing review of its valuation models and has instituted procedures for the approval and control of data inputs. In addition, regular reviews are performed to ensure that MBIA Corp.’s valuation models are appropriate and produce values reflective of the current market environment.

In 2002, MBIA Corp. revised several market data inputs used in determining the fair value of its insured credit derivatives. Market-based discount rates replaced the fixed discount rate previously established by MBIA Corp. In addition, a change in the data source received from a pricing data vendor resulted in a recalibration of credit spreads within MBIA Corp.’s valuation model. This information was validated by comparisons to three independent data sources. MBIA Corp. also introduced dealer collateralized debt obligations (CDO) market quotes to improve the quality of transaction-specific data. These modifications resulted in a negative change to the value of MBIA Corp.’s insured credit derivative portfolio for 2002. No modifications were made to MBIA Corp.’s non-insurance derivative valuation models. In 2003, MBIA Corp. added an additional third-party data source for generic credit spread information used by MBIA Corp. in its valuation process to avoid undue reliance on any single data vendor, as well as to enhance its assessment of fair values. In 2004, there were no significant changes to the valuation process.

7. Statutory Accounting Practices (Restated)

The financial statements have been prepared on a GAAP basis, which differs in certain respects from the statutory accounting practices prescribed or permitted by the insurance regulatory authorities. Statutory accounting practices differ from GAAP in the following respects:

•	upfront premiums are earned on a basis proportionate to the scheduled periodic maturity of principal and payment of interest (“debt service”) to the original total principal and interest insured;

•	acquisition costs are charged to operations as incurred rather than deferred and amortized as the related premiums are earned;

•	fixed-maturity investments are generally reported at amortized cost rather than fair value;

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	a contingency reserve is computed on the basis of statutory requirements, and reserves for losses and LAE are established at present value for specific insured issues that are identified as currently or likely to be in default. Under GAAP, reserves are established based on MBIA Corp.’s reasonable estimate of the identified and unallocated losses and LAE on the insured obligations it has written;

•	deferred income tax balances, representing future tax consequences of events that have been recognized in the financial statements, are included as surplus adjustments. Under GAAP, MBIA Corp.’s net deferred income tax balance is reported as either an asset or liability;

•	tax and loss bonds purchased are reflected as admitted assets as well as payments of income taxes;

•	the acquisitions of MBIA Corp. and MBIA Illinois were recorded at statutory book value. Therefore, no goodwill was recorded. Under GAAP, goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired;

•	derivative assets and liabilities exclude insurance guarantees, while under GAAP, guarantees that do not quality for the financial guarantee scope exception under SFAS 133 are recorded at fair value; and

•	certain assets designated as “non-admitted assets” are charged directly against surplus but are reflected as assets under GAAP.

Net income of MBIA Corp. and its subsidiaries determined in accordance with statutory accounting practices for the years ended December 31, 2004, 2003 and 2002 was $768.5 million, $669.2 million and $617.9 million, respectively.

The following is a reconciliation of consolidated shareholder’s equity presented on a GAAP basis to statutory capital and surplus for MBIA Corp. and its subsidiaries:

	As of December 31
In thousands	Restated 2004	Restated 2003
GAAP shareholder’s equity	$6,577,349	$6,495,073
Premium revenue recognition	(670,765)	(498,486)
Deferral of acquisition costs	(406,035)	(373,032)
Investments, including unrealized gains	(489,731)	(532,923)
Contingency reserve	(2,705,147)	(2,368,224)
Unallocated loss and LAE reserves	290,460	324,946
Deferred income tax liabilities, net	477,495	362,449
Tax and loss bonds	394,717	355,882
Goodwill	(76,938)	(76,938)
Derivative assets and liabilities	(14,506)	(7,885)
Non-admitted assets and other items	(96,628)	34,151

Statutory capital and surplus	$3,280,271	$3,715,013

In 1998, the National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles guidance (Codification), which replaced the Accounting Practices and Procedures manuals as the NAIC’s primary guidance on statutory accounting effective as of January 1, 2001. The Codification provides guidance where statutory accounting had been silent and changed current statutory accounting in some areas.

The NYSID adopted the Codification guidance, effective January 1, 2001. The NYSID did not adopt the Codification rules on deferred taxes until December 31, 2002. Upon adoption, the deferred tax effect on the statutory surplus of MBIA Corp. and subsidiaries reduced surplus by $10.8 million. In addition, the NYSID does not allow goodwill to be admitted as an asset while the NAIC requires goodwill recognition.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Premiums Earned from Refunded and Called Bonds (Restated)

Premiums earned after reinsurance, include $143.4 million, $130.4 million and $76.4 million for 2004, 2003 and 2002, respectively, related to refunded and called MBIA Corp.-insured bonds.

9. Investments

MBIA Corp.’s investment objective is to optimize long-term, after-tax returns while emphasizing the preservation of capital through maintenance of high quality investments with adequate liquidity. MBIA Corp.’s investment policies limit the amount of credit exposure to any one issuer. The fixed-maturity portfolio is comprised of high quality (average rated Double-A) taxable and tax-exempt investments of diversified maturities.

The following tables set forth the amortized cost and fair value of the available-for-sale fixed-maturity and short-term investments included in the consolidated investment portfolio of MBIA Corp. as of December 31, 2004 and 2003:

In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2004
Taxable bonds:
United States Treasury and government agency	$120,752	$2,737	$(206)	$123,283
Foreign governments	287,247	17,641	(344)	304,544
Corporate and other obligations	2,592,881	156,720	(2,560)	2,747,041
Mortgage-backed	1,248,573	16,766	(4,024)	1,261,315
Tax-exempt bonds:
State and municipal obligations	4,786,745	306,463	(839)	5,092,369

Total	$9,036,198	$500,327	$(7,973)	$9,528,552

In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2003
Taxable bonds:
United States Treasury and government agency	$142,361	$2,424	$(230)	$144,555
Foreign governments	169,778	6,372	(926)	175,224
Corporate and other obligations	2,779,995	171,466	(12,938)	2,938,523
Mortgage-backed	1,009,388	25,632	(2,213)	1,032,807
Tax-exempt bonds:
State and municipal obligations	4,786,060	345,459	(2,794)	5,128,725

Total	$8,887,582	$551,353	$(19,101)	$9,419,834

Fixed-maturity investments carried at fair value of $13.8 million and $13.9 million as of December 31, 2004 and 2003, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

The following table sets forth the distribution by contractual maturity of the available-for-sale fixed-maturity and short-term investments at amortized cost and fair value at December 31, 2004. Contractual maturity may differ from expected maturity because borrowers may have the right to call or prepay obligations.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands	Amortized Cost	Fair Value
Within 1 year	$865,459	$865,459
Beyond 1 year but within 5 years	991,894	1,039,730
Beyond 5 years but within 10 years	1,722,637	1,836,899
Beyond 10 years but within 15 years	1,891,150	2,047,550
Beyond 15 years but within 20 years	735,087	789,826
Beyond 20 years	1,581,398	1,687,773
Mortgage-backed	1,248,573	1,261,315

Total fixed-maturity and short-term investments	$9,036,198	$9,528,552

Held-to-maturity investments are reported on MBIA Corp.’s balance sheet at amortized cost. These investments, which relate to MBIA Corp.’s consolidated VIE and TRF, consist of a loan participation and floating rate notes. At December 31, 2004, the contractual maturity of held-to-maturity investments, which consist of floating rate notes, at amortized cost is beyond twenty years.

Included in the tables above are investments that have been insured by MBIA Corp. At December 31, 2004, MBIA Corp.-insured investments at fair value represented $1.6 billion or 15% of the total portfolio. Without giving effect to its guarantee of its insured investments, the underlying ratings (those given to an investment without the benefit of MBIA Corp.’s guarantee) of its insured investments as of December 31, 2004 are reflected in the following table. Amounts represent the fair value of such investments including the benefit of the MBIA Corp. guarantee. The ratings in the table below are the lower underlying rating assigned by Standard & Poor’s (S&P) or Moody’s Investor Service (Moody’s) when an underlying rating exists from either rating service, or when an external underlying rating is not available, the underlying rating is based on MBIA Corp.’s best estimate of the underlying rating of such investment.

Underlying Ratings Scale In thousands
Aaa	$54,516
Aa	283,464
A	787,175
Baa	338,999
Below Investment Grade	106,568

Total	$1,570,722

The following table sets forth the gross unrealized losses included in accumulated other comprehensive income as of December 31, 2004 related to the available-for-sale fixed-maturity and other investments, including equity investments. The table has segregated investments that have been in a continuous unrealized loss position for less than 12 months from those that have been in a continuous unrealized loss position for twelve months or longer.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In thousands	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
United States Treasury and government agency	$60,388	$(188)	$1,995	$(18)	$62,383	$(206)
Foreign governments	30,398	(32)	28,431	(312)	58,829	(344)
Corporate and other obligations	291,227	(2,481)	14,036	(79)	305,263	(2,560)
Mortgage-backed	649,388	(2,895)	82,334	(1,129)	731,722	(4,024)
State and municipal obligations	423,387	(810)	47,017	(29)	470,404	(839)

Subtotal, debt securities	$1,454,788	$(6,406)	$173,813	$(1,567)	$1,628,601	$(7,973)
Equities	9,606	(394)	—	—	9,606	(394)

Total	$1,464,394	$(6,800)	$173,813	$(1,567)	$1,638,207	$(8,367)

As of December 31, 2004, MBIA Corp.’s available-for-sale fixed-maturity and equity investment portfolios’ gross unrealized losses totaled $8.4 million. There were twenty-three securities that were in an unrealized loss position for a continuous twelve-month period or longer. Only three of the twenty-three securities had unrealized losses in which its book value exceeded market value by more than 5%. MBIA Corp. determined that the unrealized losses on these three securities were temporary in nature because there was no deterioration of credit quality spreads or a downgrade to below investment grade by at least one rating agency. Additionally, MBIA Corp. has both the ability and intent to hold these investments until the value recovers to an amount at least equal to amortized cost or to maturity. See Note 10 for information on realized losses due to other-than-temporary impairments.

10. Investment Income and Gains and Losses (Restated)

The following table includes MBIA Corp.’s net investment income for the years ended 2004, 2003 and 2002. Net realized gains from investment security sales are generated as a result of the ongoing management of all of MBIA Corp.’s investment portfolios. Other investment net realized gains in 2004 were largely due to the sale of a common stock investment MBIA Corp. purchased in 2002, which resulted in a $77 million gain, and $41 million resulting from the conclusion of transactions that were accounted for as deposits. Additionally, in 2004, MBIA Corp. recognized a realized loss of $10.9 million due to an other-than-temporary impairment of a fixed-maturity security. In 2003, net realized gains were mainly the result of MBIA Corp. selling securities to shorten the duration of its fixed-maturity portfolio.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Years ended December 31
In thousands	Restated 2004	2003	2002
Fixed-maturity	$421,191	$409,213	$431,715
Held-to-maturity	34,358	34,623	—
Short-term investments	23,936	2,844	8,495
Other investments	1,716	6,695	(1,111)

Gross investment income	481,201	453,375	439,099
Investment expenses	40,198	32,149	8,009

Net investment income	441,003	421,226	431,090
Net realized gains (losses):
Fixed-maturity
Gains	23,750	59,612	39,562
Losses	(35,187)	(13,976)	(21,487)

Net	(11,437)	45,636	18,075
Other investments
Gains	80,111	5,110	—
Losses	(1,785)	—	(713)

Net	78,326	5,110	(713)

Other gains	41,292	—	—

Total net realized gains	108,181	50,746	17,362

Total investment income	$549,184	$471,972	$448,452

Net unrealized gains, including related deferred income taxes, reported in accumulated other comprehensive income within shareholder’s equity consist of:

	As of December 31
In thousands	2004	2003
Fixed-maturity:
Gains	$500,327	$551,353
Losses	(7,973)	(19,101)

Net	492,354	532,252

Other investments:
Gains	44,088	124,798
Losses	(830)	(183)

Net	43,258	124,615

Total	535,612	656,867
Deferred income tax provision	185,958	229,537

Unrealized gains, net	$349,654	$427,330

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The change in net unrealized gains consists of:

	Years ended December 31
In thousands	2004	2003	2002
Fixed-maturity	$(39,899)	$4,374	$381,404
Other investments	(81,356)	121,185	3,291

Total	(121,255)	125,559	384,695
Deferred income taxes	(43,579)	43,831	134,406

Unrealized gains, net	$(77,676)	$81,728	$250,289

11. Income Taxes (Restated)

The total effect of income taxes on income and shareholder’s equity for the years ended December 31, 2004, 2003 and 2002 was as follows:

	Years ended December 31
In thousands	Restated 2004	Restated 2003	Restated 2002
Current taxes:
Federal	$222,783	$278,575	$211,750
Foreign	1,266	4,936	241

Deferred taxes:
Federal	84,838	44,396	3,219
Foreign	16,984	504	32

Total income taxes charged to income	325,871	328,411	215,242

Income taxes charged (credited) to shareholder’s equity:
Unrealized (losses) gains on investment securities	(43,579)	43,831	134,406
Change in foreign currency transactions	5,266	2,908	—
Exercise of stock options, vested restricted stock and other	(5,349)	(7,511)	(4,883)

Total income taxes charged (credited) to shareholder’s equity	(43,662)	39,228	129,523

Total effect of income taxes	$282,209	$367,639	$344,765

MBIA Corp.’s effective income tax rate differs from the statutory rate on ordinary income due to the tax effect of permanent differences. The reasons for MBIA Corp.’s lower effective tax rates are as follows:

	Years ended December 31
	Restated 2004	Restated 2003	Restated 2002
Income taxes computed on pre-tax financial income at statutory rates	35.0%	35.0%	35.0%
Reduction in taxes resulting from:
Tax-exempt interest	(5.7)	(5.6)	(8.8)
Other	(2.0)	(1.0)	0.0

Provision for income taxes	27.3%	28.4%	26.2%

MBIA Corp. recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2004 and 2003 are presented in the following table:

In thousands	Restated 2004	Restated 2003
Deferred tax assets:
Tax and loss bonds	$394,798	$368,798
Loss and loss adjustment expense reserves	97,742	137,416
Compensation and employee benefits	37,277	21,982

Total gross deferred tax assets	529,817	528,196

Deferred tax liabilities:
Contingency reserve	502,899	476,899
Deferred premium revenue	175,668	123,320
Deferred acquisition costs	110,133	99,501
Unrealized gains	194,129	232,445
Investments	11,588	9,485
Other	18,164	1,836

Total gross deferred tax liabilities	1,012,581	943,486

Net deferred tax liability	$482,764	$415,290

MBIA Corp. believes that its deferred tax assets will be fully recognized in future periods and, therefore, has not established a valuation allowance with respect to such assets.

As it is MBIA Corp’s practice and intent to permanently reinvest the earnings of MBIA Assurance and MBIA UK in such entities, no U.S. deferred income taxes have been provided with respect to the undistributed earnings of these entities. The cumulative amount of such untaxed earnings was $106.0 million, $67.2 million and $28.5 million at December 31, 2004, 2003 and 2002, respectively.

On October 22, 2004, The American Jobs Creation Act of 2004 (the Act) was introduced and signed into law. The Act has a provision which allows for a special one-time dividends received deduction of 85 percent on the repatriation of certain foreign earnings to the U.S. parent, with limitations. Although MBIA Corp. is currently evaluating the applicability and the effects of the repatriation provision, MBIA Corp. does not believe that the impact of the special dividend received deduction, if claimed, will have a material effect on its financial position or results of operations.

12. Dividends and Capital Requirements

Under New York State insurance law, without prior approval of the superintendent of the state insurance department, financial guarantee insurance companies can pay dividends from earned surplus subject to retaining a minimum capital requirement. In MBIA Corp.’s and CMAC’s case, dividends in any twelve-month period cannot be greater than 10% of policyholders’ surplus (total capital and surplus) as shown on MBIA Corp.’s and CMAC’s latest filed statutory financial statements. In 2004, MBIA Corp. declared and paid regular dividends of $372 million. CMAC did not declare or pay any dividends in 2004 and 2003. CMAC has dividend capacity of $5.5 million as of December 31, 2004.

Under Illinois Insurance Law, MBIA Illinois may pay a dividend from unassigned surplus. Dividends in any twelve-month period may not exceed the greater of 10% of policyholders’ surplus at the end of the preceding calendar year or the net income of the preceding calendar year without the approval of the Illinois State Insurance Department. In accordance with such restrictions on the amount of dividends that can be paid in any twelve-month period, MBIA Illinois had $16.8 million available for the payment of dividends as of December 31, 2004. MBIA Illinois did not declare or pay any dividends in 2004 and 2003.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In addition to its regular dividends, in the fourth quarter of 2004, MBIA Corp. declared and paid a special dividend of $375 million to MBIA Inc., which was approved by the NYSID. MBIA Corp.’s capital position, relative to its insured exposure, has improved substantially over the past several years as a result of improved premium rates and a higher quality insured portfolio, exceeding both the capital required by New York State Insurance Law and the rating agencies for purposes of maintaining its Triple-A ratings. The proceeds may be used over time for share repurchases, strategic initiatives, general liquidity or other corporate purposes. As a result of the payment of the special dividend in the fourth quarter and under the formula applicable to the payment of dividends, MBIA Corp. may not pay any dividends without prior approval by the NYSID until the second quarter of 2006. MBIA Corp. requested approval for the payment of additional special dividends in 2005.

NYSID and certain other statutory insurance regulatory authorities in and outside the U.S., and the agencies that rate the bonds insured by MBIA Corp. and its subsidiaries, have various requirements relating to the maintenance of certain minimum ratios of statutory capital and reserves to net insurance in force. MBIA Corp. and its subsidiaries were in compliance with these requirements as of December 31, 2004 and 2003.

13. Short-term Debt and Other Borrowing Arrangements

MBIA Corp.’s short-term debt consists of floating rate certificates issued as part of Tender Option Bond (TOB) trades. A TOB trade is a repackaging of municipal bonds, effectively providing MBIA with leveraged securitized financing of long-term bonds at short-term tax-exempt rates. At December 31, 2004 and 2003, floating rate certificates related to the TOB trades included in short-term debt totaled $58.7 million and $57.3 million, respectively. The aggregate weighted-average interest rate as of December 31, 2004 and 2003 was 1.43% and 2.46%, respectively. Assets supporting these certificates are included in MBIA Corp.’s available-for-sale fixed-maturity investment portfolio.

MBIA Corp. has a limited recourse standby line of credit facility in the amount of $700 million with a group of major Triple-A-rated banks to provide loans to MBIA Corp. This facility can be drawn upon if MBIA Corp. incurs cumulative losses (net of expected recoveries) on the covered portfolio (which is comprised of MBIA Corp.’s insured public finance obligations, with certain adjustments) in excess of the greater of $900 million or 5% of average annual debt service of the covered obligations. MBIA Corp.’s obligation to repay loans made under this agreement is payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations including certain installment premiums and other collateral. This commitment has a seven-year term expiring on October 31, 2010.

MBIA Corp. has access to $400 million of Money Market Committed Preferred Custodial Trust securities (CPS securities) that were issued by eight trusts which were created for the primary purpose of issuing CPS securities and investing the proceeds in high quality commercial paper or short-term U.S. Government obligations. MBIA Corp. has a put option to sell to the trusts the perpetual preferred stock of MBIA Corp. If MBIA Corp. exercises its put option, the trusts will transfer the proceeds to MBIA Corp. in exchange for the preferred stock. The trusts will hold the preferred stock and distribute the preferred dividend to their holders. MBIA Corp. has the right to redeem the preferred shares, and then put the preferred stock back to the trust again, indefinitely. Any preferred stock issued by MBIA Corp. would be non-cumulative unless MBIA Corp. pays dividends on its common stock, during which time the dividends on its preferred stock would be cumulative. Preferred stockholders would have rights that are subordinated to insurance claims, as well as to the general unsecured creditors, but senior to any common stockholders of MBIA Corp.

The trusts are vehicles for providing capital support to MBIA Corp. by allowing it to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put options. S&P and Moody’s rate the trusts AA and Aa2, respectively. To date, MBIA Corp. has not exercised its put options under any of these arrangements.

MBIA Corp. and MBIA Inc. maintain two short-term bank liquidity facilities totaling $500 million. These bank lines are maintained with a group of highly rated global banks and are currently comprised of a renewable $167 million facility with a term of 364 days and a $333 million facility with a five-year term, maturing in April 2009. As of December 31, 2004, there were no borrowings outstanding under these agreements.

As of January 1, 2003, MBIA Corp. maintained $211 million of stop loss reinsurance coverage with three reinsurers. At the end of the third quarter of 2003, MBIA Corp. elected not to renew two of the facilities with $175 million of coverage due to the rating downgrades of the stop loss providers. In addition, at the end of 2003, MBIA Corp. elected not to renew the remaining $35.7 million of stop loss reinsurance coverage effective January 1, 2004.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Net Insurance In Force (Restated)

MBIA Corp. guarantees the timely payment of principal and interest on municipal, asset-/mortgage-backed and other non-municipal securities. MBIA Corp.’s ultimate exposure to credit loss in the event of nonperformance by the insured is represented by the net insurance in force in the tables that follow.

The insurance policies issued by MBIA Corp. are unconditional commitments to guarantee timely payment on insured obligations to the holders of the insured obligations. The creditworthiness of each insured issue is evaluated prior to the issuance of insurance, and each insured issue must comply with MBIA Corp.’s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become MBIA Corp.’s upon the payment of a claim by MBIA Corp.

MBIA Corp. maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance. For global public finance transactions these include economic and social trends, debt and financial management, adequacy of anticipated cash flow, satisfactory legal structure and other security provisions, viable tax and economic bases, adequacy of loss coverage and project feasibility. For global structured finance transactions, MBIA Corp.’s underwriting guidelines, analysis and due diligence focus on seller/servicer credit and operational quality. MBIA Corp. also analyzes the quality of the asset pool as well as its historical and projected performance. The strength of the structure, including legal segregation of the assets, cash flow analysis, the size and source of first loss protection, asset performance triggers and financial covenants are also reviewed. Such guidelines are subject to periodic review by management, who is responsible for establishing the criteria for MBIA Corp.’s underwriting standards as well as maintaining the standards in its insurance operations.

As of December 31, 2004, insurance in force, net of cessions to reinsurers and other reimbursement agreements had an expected range of maturity of 1-45 years. Other reimbursement agreements that have been netted from MBIA Corp.’s insurance in force as reported below relate to contracts under which MBIA Corp. is entitled to reimbursement of losses on its insured portfolio but which do not qualify as reinsurance under GAAP. These agreements resulted in deductions of $14.1 billion and $51.4 billion, respectively, for 2004 and 2003. The distribution of net insurance in force by geographic location, including $12.7 billion and $9.7 billion relating to transactions guaranteed by MBIA Corp. on behalf of various investment management services’ affiliated companies in 2004 and 2003, respectively, is set forth in the following table:

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31
	2004		2003
In billions Geographic Location	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
California	$113.6	12.6%	$104.5	12.4%
New York	77.8	8.5	74.4	8.8
Florida	40.5	4.5	40.6	4.9
Texas	35.4	3.9	32.3	3.8
Illinois	33.1	3.7	31.7	3.7
New Jersey	31.4	3.5	28.0	3.3
Pennsylvania	23.4	2.6	22.7	2.7
Massachusetts	23.2	2.6	23.2	2.7
Washington	20.6	2.3	17.7	2.1
Michigan	17.7	2.0	17.0	2.0

Subtotal	416.7	46.2	392.1	46.4
Nationally diversified	134.7	14.9	135.6	16.0
Other states	221.6	24.5	203.9	24.1

Total United States	773.0	85.6	731.6	86.5

Internationally diversified	57.6	6.4	48.8	5.8
Country specific	72.3	8.0	65.0	7.7

Total Non-United States	129.9	14.4	113.8	13.5

Total	$902.9	100.0%	$845.4	100.0%

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The net insurance in force by type of bond is set forth in the following table:

	As of December 31
In billions Bond Type	2004		2003
	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
Global Public Finance:
United States
General obligation	$236.5	26.3%	$206.3	24.4%
Utilities	107.9	12.0	98.6	11.7
Special revenue	87.9	9.7	83.9	10.0
Health care	58.0	6.4	59.5	7.0
Transportation	55.4	6.1	51.7	6.1
Higher education	34.8	3.9	32.2	3.8
Housing	29.3	3.2	29.5	3.5
Investor-owned utilities	21.8	2.4	29.4	3.5

Total United States	631.6	70.0	591.1	70.0

Non-United States
Sovereign	16.1	1.7	14.7	1.7
Transportation	14.8	1.5	10.4	1.2
Utilities	9.1	1.0	7.5	0.9
Investor-owned utilities	5.2	0.6	4.5	0.5
Sub-sovereign	1.4	0.2	1.5	0.2
Health care	0.6	0.1	0.6	0.1
Housing	0.5	0.1	0.8	0.1
Higher education	0.1	—	0.1	—

Total Non-United States	47.8	5.2	40.1	4.7

Total Global Public Finance	679.4	75.2	631.2	74.7

Global Structured Finance:
United States
CDO, CLO and CBO	47.4	5.3	41.8	4.9
Mortgage-backed:
Home equity	17.9	2.0	15.7	1.9
Other	10.3	1.1	12.4	1.5
First mortgage	4.2	0.5	5.4	0.6
Asset-backed:
Auto	11.1	1.2	14.5	1.7
Credit cards	7.8	0.9	9.8	1.1
Other	6.6	0.7	7.5	0.9
Leasing	0.8	0.1	1.0	0.1
Pooled corp. obligations & other	21.1	2.3	20.5	2.4
Financial risk	14.2	1.6	11.9	1.4

Total United States	141.4	15.7	140.5	16.5

Non-United States
CDO, CLO and CBO	41.4	4.6	40.6	4.8
Mortgage-backed:
First mortgage	13.2	1.5	8.5	1.0
Other	8.3	0.9	7.4	0.9
Home equity	1.2	0.1	0.6	0.1
Pooled corp. obligations & other	9.9	1.1	8.5	1.0
Asset-backed	5.6	0.6	5.5	0.7
Financial risk	2.5	0.3	2.6	0.3

Total Non-United States	82.1	9.1	73.7	8.8

Total Global Structured Finance	223.5	24.8	214.2	25.3

Total	$902.9	100.0%	$845.4	100.0%

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MBIA Corp. has entered into certain guarantees of derivative contracts, included in the preceding tables, which do not qualify for the financial guarantee scope exception under SFAS 133. MBIA Corp. generally guarantees the timely payment of principal and interest related to these derivatives upon the occurrence of a credit event with respect to a referenced obligation. These contracts are discussed further in Note 6. The maximum amount of future payments that MBIA Corp. may be required to make under these guarantees, should a full credit event occur, is $81.4 billion. This amount is net of cessions to reinsurance companies of $17.0 billion. MBIA Corp.’s guarantees of derivative contracts have a legal maximum range of maturity of 1-74 years. A small number of guaranteed credit derivative contracts have long maturities to satisfy regulatory requirements imposed on MBIA Corp.’s counterparties. However, the expected maturities of such contracts are much shorter due to amortizations and prepayments in the underlying collateral pools. In accordance with SFAS 133, the fair values of these guarantees at December 31, 2004 are recorded on the balance sheet as assets and liabilities, representing gross gains and losses, of $39.8 million and $25.3 million, respectively.

MBIA Corp. may hold recourse provisions with third parties in these transactions through both reinsurance and subrogation rights. MBIA Corp.’s reinsurance arrangements provide that should MBIA Corp. pay a claim under a guarantee of a derivative contract, then MBIA Corp. can collect amounts from any reinsurers that have reinsured the guarantee on either a proportional or non-proportional basis depending upon the underlying reinsurance agreement. MBIA Corp. may also have recourse through subrogation rights whereby if MBIA Corp. makes a claim payment, it is entitled to any rights of the insured counterparty, including the right to any assets held as collateral.

MBIA Corp. has also issued guarantees of certain obligations issued by its investment management affiliates that are included in the previous tables. These guarantees take the form of insurance policies issued by MBIA Corp. on behalf of the investment management affiliates. Should one of these affiliates default on their insured obligations, MBIA Corp. will be required to pay all scheduled principal and interest amounts outstanding. As of December 31, 2004, the maximum amount of future payments that MBIA Corp. could be required to make under these guarantees, should a full default occur, is $12.7 billion. These guarantees have a maximum range of maturity of 1-42 years. These guarantees were entered into on an arm’s length basis and are fully collateralized by marketable securities. MBIA Corp. has both direct recourse provisions and subrogation rights in these transactions. If MBIA Corp. is required to make a payment under any of these affiliate guarantees, it would have the right to seek reimbursement from such affiliate and to liquidate any collateral to recover all or a portion of the amounts paid under the guarantee.

15. Reinsurance (Restated)

MBIA Corp. reinsures exposure to other insurance companies under various treaty and facultative reinsurance contracts, both on a pro-rata and non-proportional basis. Additionally, MBIA Corp. has entered into other reimbursement agreements under which it is entitled to reimbursement of losses in its insured portfolio but which do not qualify as reinsurance under GAAP. In the event that any or all of the reinsurers are unable to meet their obligations, MBIA Corp. would be liable for such defaulted amounts.

Amounts deducted from gross insurance in force for reinsurance ceded by MBIA Corp. and its subsidiaries, including other reimbursement agreements, were $126.9 billion and $170.0 billion, of which $14.1 million and $51.4 billion related to other reimbursement agreements, at December 31, 2004 and 2003, respectively. The distribution of ceded insurance in force, including other reimbursement agreements, by geographic location is set forth in the following table:

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31
	2004		2003
In billions Geographic Location	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
California	$11.9	9.4%	$18.8	11.1%
New York	5.9	4.6	9.7	5.7
New Jersey	4.5	3.6	6.6	3.9
Texas	4.2	3.3	6.0	3.5
Puerto Rico	3.8	3.0	4.0	2.3
Florida	3.7	3.0	5.3	3.1
Massachusetts	3.7	2.9	5.0	3.0
Colorado	3.1	2.4	3.9	2.3
Illinois	2.8	2.2	4.6	2.7
Pennsylvania	2.1	1.6	3.4	2.0

Subtotal	45.7	36.0	67.3	39.6
Nationally diversified	21.8	17.2	30.1	17.7
Other states	19.6	15.4	30.6	18.0

Total United States	87.1	68.6	128.0	75.3
Internationally diversified	15.2	12.0	16.0	9.4
Country specific	24.6	19.4	26.0	15.3

Total Non-United States	39.8	31.4	42.0	24.7

Total	$126.9	100.0%	$170.0	100.0%

The distribution of ceded insurance in force, including other reimbursement agreements, by type of bond is set forth in the following table:

	As of December 31
	2004		2003
In billions Type of Bond	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
Global Public Finance:
United States
General obligation	$15.8	12.5%	$24.8	14.6%
Transportation	12.7	10.0	18.4	10.8
Utilities	11.1	8.7	18.2	10.7
Health care	10.8	8.5	13.9	8.2
Special revenue	8.8	6.9	12.7	7.5
Investor-owned utilities	2.7	2.1	4.6	2.7
Housing	2.0	1.6	2.7	1.6
Higher education	2.0	1.6	3.3	1.9

Total United States	65.9	51.9	98.6	58.0

Non-United States
Transportation	5.9	4.7	7.0	4.2
Utilities	4.7	3.7	5.3	3.1
Sovereign	4.1	3.2	4.0	2.3
Investor-owned utilities	1.8	1.4	2.1	1.2
Sub-sovereign	1.0	0.8	1.0	0.6
Health care	0.2	0.2	0.2	0.2
Housing	—	—	0.1	—

Total Non-United States	17.7	14.0	19.7	11.6

Total Global Public Finance	83.6	65.9	118.3	69.6

Global Structured Finance:
United States
Asset-backed:
Auto	3.2	2.5	4.6	2.7
Credit cards	2.2	1.7	3.8	2.2
Other	0.6	0.5	0.7	0.4
Leasing	0.1	0.1	0.1	0.1
CDO,CLO and CBO	5.8	4.6	6.0	3.5
Mortgage-backed:
Home equity	3.5	2.8	4.0	2.4
Other	1.1	0.9	2.0	1.2
First mortgage	0.4	0.3	0.5	0.3
Pooled corp. obligations & other	4.2	3.3	7.6	4.5
Financial risk	0.1	—	0.1	—

Total United States	21.2	16.7	29.4	17.3

Non-United States
CDO, CLO and CBO	10.8	8.5	10.7	6.3
Mortgage-backed:
Other	2.0	1.6	1.7	1.0
First mortgage	1.9	1.5	1.5	1.0
Home equity	0.3	0.3	—	—
Pooled corp. obligations & other	3.1	2.4	3.6	2.1
Financial risk	2.3	1.8	2.4	1.4
Asset-backed	1.7	1.3	2.4	1.3

Total Non-United States	22.1	17.4	22.3	13.1

Total Global Structured Finance	43.3	34.1	51.7	30.4

Total	$126.9	100.0%	$170.0	100.0%

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reinsurance enables MBIA Corp. to cede exposure for purposes of increasing its capacity to write new business while complying with its single risk and credit guidelines. The rating agencies continuously review reinsurers providing coverage to the financial guarantee industry. When a reinsurer is downgraded, less capital credit is given to MBIA under rating agency models. However, MBIA Corp. generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including the downgrade of the reinsurers. Additionally, MBIA Corp. requires certain reinsurers to maintain bank letters of credit or establish trust accounts to cover liabilities ceded to such reinsurers under reinsurance contracts. As of December 31, 2004, the total amount available under these letters of credit and trust arrangements was $518.4 million.

The following table shows the percentage ceded to and reinsurance recoverable from reinsurers by S&P’s rating levels:

Reinsurers’ Standard & Poor’s Rating Range	Percentage of Total Par Ceded	Restated Reinsurance Recoverable (in thousands)
AAA	85.65%	$11,738
AA	13.51%	7,749
A	0.73%	14,790
Not Currently Rated	0.10%	338
Non-Investment Grade	0.01%	(5)

Total	100%	$34,610

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The top two reinsurers within the AAA rating category represented approximately 62% of total par ceded by MBIA Corp.; the top two reinsurers within the AA rating category represented approximately 8% of total par ceded by MBIA Corp.; and the top two reinsurers within the A rating category represented approximately 1% of total par ceded by MBIA Corp. For the years ended December 31, 2004, 2003 and 2002, recoveries received under reinsurance contracts totaled $17.7 million, $6.4 million and $0.2 million, respectively.

In February 2004, MBIA Corp. and Channel Re, a Triple-A rated financial guarantee reinsurance company in which MBIA Corp. holds a 17.4% ownership interest, entered into treaty and facultative reinsurance arrangements whereby Channel Re agreed to provide committed reinsurance capacity to MBIA Corp. through June 30, 2008 and subject to renewal thereafter. Under these reinsurance arrangements, MBIA Corp. agreed to cede to Channel Re and Channel Re agreed to assume from MBIA Corp. varying percentages of designated policies issued by MBIA Corp. The amount of any policy subject to the committed reinsurance arrangements is based on the type of risk insured and on other factors. Additionally, the reinsurance arrangements provide Channel Re with certain preferential terms, including those related to ceding commissions.

The components of net premiums written and earned, including premiums assumed from and ceded to other insurers and reinsurers are set forth in the following table:

	Years ended December 31
	Restated 2004		Restated 2003		Restated 2002
In thousands	Written	Earned	Written	Earned	Written	Earned
Direct	$1,136,501	$1,007,694	$1,261,053	$944,649	$932,204	$750,370
Assumed	16,681	24,781	18,975	32,213	19,727	27,471

Gross	1,153,182	1,032,475	1,280,028	976,862	951,931	777,841
Ceded	(141,465)	(159,640)	(197,585)	(196,343)	(149,976)	(159,361)

Net	$1,011,717	$872,835	$1,082,443	$780,519	$801,955	$618,480

Ceding commissions received from reinsurers, before deferrals and net of return ceding commissions, were $26.0 million, $70.9 million and $60.0 million in 2004, 2003 and 2002, respectively.

16. Loss and Loss Adjustment Expense Reserves (Restated)

Loss and LAE reserves are established in an amount equal to MBIA Corp.’s estimate of unallocated losses, identified or case basis reserves and costs of settlement and other loss mitigation expenses on obligations it has insured. See Note 3 for additional information regarding MBIA Corp.’s loss reserving policy.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of the unallocated and case basis activity and the components of the liability for loss and LAE reserves are shown in the following table:

In thousands	Restated 2004	Restated 2003	Restated 2002
Case basis loss and LAE reserves:
Balance at January 1	$387,253	$330,960	$303,355
Less: reinsurance recoverable	61,402	43,815	35,204

Net balance at January 1	325,851	287,145	268,151

Case basis transfers from unallocated loss reserve related to:
Current year	67,976	13,634	9,971
Prior years	58,849	46,175	39,714

Total	126,825	59,809	49,685

Paid related to:
Current year	2,836	8,859	1,443
Prior years	49,526	12,244	29,248

Total paid	52,362	21,103	30,691

Net balance at December 31	400,314	325,851	287,145
Plus: reinsurance recoverable	34,610	61,402	43,815

Case basis loss and LAE reserve balance at December 31	434,924	387,253	330,960

Unallocated loss reserve:
Balance at January 1	324,578	307,273	291,909
Losses and LAE incurred (1)	84,753	77,114	65,049
Channel Re elimination (2)	(624)	—	—
Reserves related to ASIA Ltd. (3)	32,063	—	—
Transfers to case basis and LAE reserves	(126,825)	(59,809)	(49,685)

Unallocated loss reserve balance at December 31	313,945	324,578	307,273

Total	$748,869	$711,831	$638,233

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.
(2)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Re, which is carried on an equity method accounting basis.
(3)	Represents reserves associated with the assumption of portfolios from ASIA Ltd.

Total case basis activity was $127 million, $60 million and $50 million in 2004, 2003 and 2002, respectively. Case basis activity during 2004 primarily consisted of loss reserves for insured obligations issued by Fort Worth Osteopathic Hospital, MBIA Corp.’s guaranteed tax lien portfolios, AHERF, an older vintage collateralized debt obligation (CDO) and a manufactured housing exposure. During 2003, case basis activity included reserves for MBIA Corp.’s guaranteed tax lien portfolios and losses associated with the guarantee of an older vintage CDO and a Trenwick America Corp. debt obligation. During 2002, case basis activity included reserves for MBIA Corp.’s guaranteed tax lien portfolios, AHERF and a structured finance transaction.

During the third quarter of 2004, MBIA Corp. acquired $42 million of tax liens, recorded in “Other assets.” These tax liens were acquired as a result of payments made on policies related to certain insured tax lien securitization transactions. The balance of these tax liens at December 31, 2004 was $34.9 million, which MBIA Corp. expects to collect as a result of future redemptions. Additionally, MBIA Corp. had salvage and subrogation of $154 million and $125 million as of December 31, 2004 and 2003, respectively, included in “Other assets.”

17. Employee Benefits

MBIA Corp. participates in MBIA Inc.’s pension plan, which covers substantially all employees. The pension plan is a non-contributory, defined contribution pension plan to which MBIA Corp. contributes 10% of each eligible

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

employee’s annual compensation. Annual compensation consists of base salary, bonus and commissions, as applicable, for determining such contributions. Pension benefits vest over a five-year period with 60% vesting after three years and 20% in years four and five. Pension expense for the years ended December 31, 2004, 2003 and 2002, was $7.5 million, $7.9 million and $7.5 million, respectively.

MBIA Inc. also has a profit-sharing/401(k) plan in which MBIA Corp. participates. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute through payroll deductions up to 10% of eligible compensation. MBIA Corp. matches employee contributions up to the first 5% of total compensation with MBIA Inc. common stock. MBIA Corp.’s contributions vest over five years with 60% vesting after three years and then 20% in years four and five. Generally, a participating employee is entitled to distributions from the plan upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or receive a series of specified installment payments. MBIA Corp. contributions to the profit-sharing/401(k) plan aggregated $4.1 million, $3.6 million and $2.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Amounts relating to the above plans that exceed limitations established by federal regulations are contributed to a non-qualified deferred compensation plan. The non-qualified contributions included in the pension plan were $2.9 million, $3.4 million and $3.9 million for the years ending December 31, 2004, 2003 and 2002, respectively. The non-qualified contributions for the profit-sharing/401(k) plan were $1.2 million, $1.2 million and $0.9 million for the years ending December 31, 2004, 2003 and 2002, respectively.

MBIA Corp. participates in the “MBIA Long-Term Incentive Program” (the incentive program). The incentive program includes a stock option component and a compensation component linked to the growth in book value per share, including certain adjustments, of MBIA Inc.’s stock (modified book value) over a three-year period following the grant date. Target levels for the incentive program awards are established as a percentage of total salary and bonus, based upon the recipient’s position. Awards under the incentive program typically are granted from the vice president level up to and including the executive chairman. Actual amounts to be paid are adjusted upward or downward depending on the growth of modified book value versus a baseline target, with a minimum growth of 8% necessary to receive any payment and an 18% growth necessary to receive the maximum payment. Awards under the incentive program are divided equally between the two components, with 50% of the award to be given in stock options and 50% of the award to be paid in cash or shares of MBIA Inc. stock. Payments are made at the end of each three-year measurement period. During 2004, 2003 and 2002, $23.2 million, $19.6 million and $16.8 million, respectively, were recorded as an expense related to modified book value awards.

Effective January 1, 2002, MBIA Inc. adopted the expense recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation.” Under the modified prospective method of adoption selected by MBIA Inc. under the provisions of SFAS 148, MBIA Corp.’s proportionate share of compensation cost for employee stock options for the years ended December 31, 2004, 2003 and 2002 totaled $14.2 million, $22.3 million and $20.2 million, respectively. In accordance with SFAS 123, MBIA Inc. valued all stock options granted using an option-pricing model. The value is recognized as an expense over the period in which the options vest.

MBIA Corp. also participates in MBIA Inc.’s restricted stock program whereby key executive officers are granted restricted shares of MBIA Inc.’s common stock. These stock awards may only be sold three, four or five years from the date of grant, at which time the awards fully vest. Compensation expense related to the restricted stock was $11.0 million, $5.5 million and $4.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

18. Related Party Transactions

Related parties are defined as the following:

•	Affiliates of MBIA Corp.: An affiliate is a party that directly or indirectly controls, is controlled by or is under common control with MBIA Corp. Control is defined as having, either directly or indirectly, the power to direct the management and policies of MBIA Corp. through ownership, by contract or otherwise.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	Entities for which investments are accounted for by the equity method by MBIA Corp.

•	Trusts for the benefit of employees, such as pension and profit-sharing trusts, that are managed by or under the trusteeship of management.

•	Principal owners of MBIA Corp. defined as owners of record or known beneficial owners of more than 10 percent of the voting interests of MBIA Corp.

•	Management of MBIA Corp. which includes persons who are responsible for achieving the objectives of MBIA Corp. and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the chief executive officer, chief operating officer, vice president in charge of principal business functions and other persons who perform similar policymaking functions.

•	Members of the immediate families of principal owners of MBIA Corp. and its management. This includes family members whom a principal owner or a member of management might control or influence or by whom they may be controlled or influenced because of the family relationship.

•	Other parties with which MBIA Corp. may deal if one party controls or can significantly influence the management or policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

•	Other parties that can significantly influence the management or policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

From time to time MBIA Corp. may enter into transactions with related parties, which MBIA Corp. deems immaterial or which occur in the normal course of business and which are deemed to be transacted at “arm’s length” by management. Since 1989, MBIA Corp. has executed five surety bonds to guarantee the payment obligations of the members of the Association who had their Standard & Poor’s Corporation claims-paying rating downgraded from Triple-A on their previously issued Association policies. In the event that they do not meet their Association policy payment obligations, MBIA Corp. will pay the required amounts directly to the paying agent. The aggregate outstanding exposure on these surety bonds as of December 31, 2004 is $340 million.

MBIA Corp. owns investments, included in other investments, which are recorded in MBIA Corp.’s financial statements using the equity method of accounting. These investments are comprised of equity interests in limited partnerships and in Channel Re. All material transactions between MBIA Corp. and these entities have been eliminated in MBIA Corp.’s consolidated financial statements. During 2004, premiums ceded to Channel Re totaled $192.1 million representing $47.4 million in ceding commissions. Note 15 provides information with respect to the terms of the reinsurance arrangements between MBIA Corp. and Channel Re.

Included in other liabilities at December 31, 2004 were $8.8 million of net payables to MBIA Inc. and other subsidiaries. Included in other assets at December 31, 2003 were $6.1 million of net receivables from MBIA Inc. and other subsidiaries.

MBIA Corp.’s investment portfolio is managed by MBIA Capital Management Corp. (CMC), a wholly owned subsidiary of MBIA Inc., which provides fixed-income investment management services for MBIA Inc. and its affiliates, as well as third-party institutional clients. In 2004, CMC charged fees of $9.8 million to MBIA Corp. based on the performance of its investment portfolio.

MBIA Corp. insures outstanding investment agreement liabilities for IMC, which provides customized investment agreements for bond proceeds and other public funds, as well as for funds which are invested as part of asset-backed or structured product issuance.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MBIA Corp. entered into an agreement with MBIA Inc. and IMC whereby MBIA Corp. held securities subject to agreements to resell of $476.3 million and $383.4 million as of December 31, 2004 and 2003, respectively. MBIA Corp. also transferred securities subject to agreements to repurchase of $476.3 million and $383.4 million as of December 31, 2004 and 2003. These agreements have a term of less than one year. The interest expense relating to these agreements was $4.6 million and $4.5 million, respectively, for the years ended December 31, 2004 and 2003. The interest income relating to these agreements was $5.2 million and $4.9 million, respectively, for the years ended December 31, 2004 and 2003.

MBIA Corp. insures municipal bonds held by certain Guaranteed Series of Empire State Municipal Exempt Trusts. One of the co-sponsors of these trusts is Lebenthal & Co., Inc., whose chairman emeritus is James A. Lebenthal. Mr. Lebenthal served as a director of MBIA Inc. during 2004. MBIA Corp. believes that the terms of these insurance policies and premiums charged are no less favorable than those related to similar unit investment trusts.

MBIA Corp. insures assets and/or liabilities of MBIA-administered conduits that are consolidated in the financial statements of MBIA Inc. and Subsidiaries. Certain of MBIA Inc.’s consolidated subsidiaries have invested in conduit debt obligations or have received compensation for services provided to the conduits.

MBIA Corp. had no loans outstanding with any executive officers or directors during 2004.

19. Fair Value of Financial Instruments (Restated)

The estimated fair value amounts of financial instruments shown in the following table have been determined by MBIA Corp. using available market information and widely accepted valuation methodologies. However, in certain cases considerable judgment was required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount MBIA Corp. could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fixed-maturity securities—The fair value of fixed-maturity securities available-for-sale, including securities pledged as collateral, is based upon quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Investments held-to-maturity—The held-to-maturity investments are comprised of fixed and floating rate fixed-maturity securities. The fair value of the fixed rate investments is determined by calculating the net present value of estimated future cash flows assuming prepayments, defaults and discount rates that MBIA Corp. believes market participants would use for similar assets. The carrying values of floating rate note securities approximate their fair value.

Short-term investments—Short-term investments are carried at amortized cost, which approximates fair value.

Other investments—Other investments include MBIA Corp.’s interest in equity-oriented and equity method investments. The fair value of these investments is based on quoted market prices, investee financial statements or cash flow modeling.

Cash and cash equivalents, accrued investment income, reinsurance recoverable on unpaid losses, receivable for investments sold, short-term debt and payable for investments purchased—The carrying amounts of these items are a reasonable estimate of their fair value as they are short-term in nature.

Securities purchased under agreements to resell—The fair value is estimated using discounted cash flow calculations based upon interest rates currently being offered for similar agreements.

Prepaid reinsurance premiums—The fair value of MBIA Corp.’s prepaid reinsurance premiums is based on the estimated cost of entering into an assumption of the entire portfolio with third-party reinsurers under current market conditions.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Variable interest entity floating rate notes—Variable interest entity floating rate notes consist of floating rate securities and related accrued interest. The carrying values of variable interest entity liabilities approximate their fair values due to the term of the applicable interest rates.

Deferred premium revenue—The fair value of MBIA Corp.’s deferred premium revenue is based on the estimated cost of entering into a cession of the entire portfolio with third-party reinsurers under current market conditions.

Loss and loss adjustment expense reserves—The carrying amount is composed of the present value of the expected cash flows for specifically identified claims combined with an estimate for unidentified claims. Therefore, the carrying amount is a reasonable estimate of the fair value of the reserve.

Securities sold under agreements to repurchase—The fair value is estimated using discounted cash flow calculations based upon interest rates currently being offered for similar agreements.

Medium-term notes—The fair value is estimated using discounted cash flow calculations based upon interest rates currently being offered for similar agreements with maturities consistent with agreements being valued.

Derivatives—The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts that MBIA Corp. would receive or pay to terminate the transaction at the reporting date.

	Restated As of December 31, 2004		Restated As of December 31, 2003
In thousands	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Fixed-maturity securities	$8,549,088	$8,549,088	$8,512,951	$8,512,951
Investments held-to-maturity	600,000	600,000	2,065,209	2,065,209
Short-term investments	979,464	979,464	906,883	906,883
Other investments	185,037	185,037	252,098	252,098
Cash and cash equivalents	182,347	182,347	98,019	98,019
Securities purchased under agreements to resell	476,251	476,251	383,398	383,398
Accrued investment income	129,210	129,210	129,102	129,102
Prepaid reinsurance premiums	434,968	409,364	390,771	362,139
Reinsurance recoverable on unpaid losses	34,610	34,610	61,402	61,402
Receivable for investments sold	2,023	2,023	2,099	2,099
Derivative assets	39,765	39,765	54,999	54,999

Liabilities:
Deferred premium revenue	3,211,181	3,141,783	3,079,851	2,863,174
Loss and loss adjustment expense reserves	748,869	748,869	711,831	711,831
Securities sold under agreements to repurchase	476,251	476,251	383,398	383,398
Medium-term notes	—	—	1,503,324	1,503,324
Variable interest entity floating rate notes	600,505	600,505	600,299	600,299
Short-term debt	58,745	58,745	57,337	57,337
Payable for investments purchased	15,686	15,686	—	—
Derivative liabilities	25,259	25,259	47,120	47,120